UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Alexandre Jereissati Legey, Investor Relations Director

LF Tel S.A.,

Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070

São Paulo, SP, Brazil.

Tel: +55 11 3137-6977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104

1.	Name of Reporting Person Jereissati Telecom S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,549,789
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,549,789
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,789
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 104

1.	Name of Reporting Person EDSP75 Participações S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,549,789
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,549,789
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,789
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 670851 104

1.	Name of Reporting Person LF Tel S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,549,789
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 290,549,789
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,549,789
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.4%
14.	Type of Reporting Person (See Instructions) CO; HC

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common shares, no par value (the “Common Shares”), of Oi S.A. (formerly known as Brasil Telecom, S.A.), a corporation (sociedade anônima) organized under the laws of the federative Republic of Brazil (“Brazil”), which has its principal executive offices located at Rua General Polidoro, No. 99, 5th floor, Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission on February 27, 2012 (the “Initial 13D” and as amended by this Amendment, this “Statement”) by Jereissati Telecom S.A. (“Jereissati Telecom”), EDSP75 Participações S.A. (“EDSP75”) and LF Tel S.A. (“LF Tel” and together with Jereissati Telecom and EDSP75, the “Reporting Persons”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D.

This Amendment reflects a decrease in the Reporting Persons’ beneficial ownership of the Common Shares as a result of certain Reporting Persons transferring Common Shares to Bratel Brasil S.A. (“Bratel”) in exchange for preferred shares of the Issuer on April 26, 2012.

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

Jereissati Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The Jereissati Group partially owns and manages 14 shopping malls in the Southern and Southeastern regions of Brazil. The principal office of Jereissati Telecom is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

EDSP75 is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of EDSP75 is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

LF Tel is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Jereissati Group. The principal office of LF Tel is located at Rua Angelina Maffei Vita, nº 200, 09th floor, CEP 01455-070, in the city of São Paulo, state of São Paulo, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of April 27, 2012, based solely on information provided in the Annual Report on Form 20-F submitted to the SEC by the Issuer on April 27, 2012, the total number of issued and outstanding Common Shares is 599,008,629 and TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,789 Common Shares, representing 56.4% of the issued and outstanding Common Shares, excluding 84,131,468 Common Shares held in treasury.

(a) & (b)

As of April 27, 2012, LF Tel owns 565,880,372 common shares of TmarPart, representing 19.4% of the issued and outstanding common shares of TmarPart. However, pursuant to the shareholders’ agreements described in Item 6 of this Statement, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. LF Tel disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned as of April 27, 2012, by directors and executive officers of LF Tel are set forth below. LF Tel disclaims beneficial ownership of such Common Shares beneficially owned by such directors and executive officers.

LF Tel directors and executive officers:	Number of Common Shares held
Carlos Francisco Ribeiro Jereissati	2
Carlos Jereissati	2
Sidnei Nunes	0
Aparecido Carlos Correia Galdino	3
Pedro Jereissati	7
Fernando Magalhães Portella	2
Alexandre Jereissati Legey	1747

As of April 27, 2012, EDSP75 does not directly own any Common Shares and owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. EDSP75 disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned as of April 27, 2012, by directors and executive officers of EDSP75 are set forth below. EDSP75 disclaims beneficial ownership of such Common Shares beneficially owned by such directors and executive officers.

EDSP75 directors and executive officers:	Number of Common Shares held
Pedro Jereissati	7
Alexandre Jereissati Legey	1747
Shakhaf Wine	0

As of April 27, 2012, Jereissati Telecom does not directly own any Common Shares and owns 65% of the outstanding common shares of EDSP75, which owns all of the common shares of LF Tel. As discussed above, LF Tel may be deemed to beneficially own all of the Common Shares beneficially owned by TmarPart. Jereissati Telecom disclaims beneficial ownership of such Common Shares, other than with respect to its proportionate interest in these shares.

The numbers of Common Shares beneficially owned by directors and executive officers of Jereissati Telecom are set forth below. Jereissati Telecom disclaims beneficial ownership of such Common Shares beneficially owned by such directors and executive officers.

Jereissati Telecom directors and executive officers:	Number of Common Shares held
Carlos Francisco Ribeiro Jereissati	2
Aparecido Carlos Correia Galdino	3
Thomas Cornelius Azevedo Reichenheim	0
Fernando Magalhães Portella	2
Cassio Casseb Lima	0
Pedro Jereissati	7
Sidnei Nunes	0
Alexandre Jereissati Legey	1747

In addition, pursuant to the shareholders’ agreements described in Item 6 of this Statement, the Reporting Persons may be deemed to be members of a group, with AG Telecom Participações S.A. (“AG Telecom”), Andrade Gutierrez Telecomunicações LTDA (“AGT”), Pasa Participações S.A. (“Pasa”), Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) and Bratel (collectively, the “Potential Group Members”), which shares the power to vote and the power to dispose of the Common Shares beneficially owned by TmarPart. Each of the Reporting Persons disclaims membership in any such group. Pursuant to the EDSP75 Shareholders’ Agreement described in Item 6 of this Statement, Jereissati Telecom may be deemed to be a member of a group, with Bratel, which shares the power to vote and the power to dispose of the Common Shares beneficially owned by LF Tel. Jereissati Telecom disclaims membership in any such group.

The following information with respect to the Potential Group Members is based solely on information provided by TmarPart.

AGT is a corporation (sociedade limitada) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The Andrade Gutierrez Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil. The principal office of AGT is located at Av. do Contorno nº 8.123, Sala 05, Cidade Jardim, em Belo Horizonte–MG, CEP 30110-937, Brazil.

Pasa is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of Pasa is located at Av. do Contorno nº 8.123, Cidade Jardim, em Belo Horizonte–MG, CEP 30110-937, Brazil.

AG Telecom is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in managing the telecommunications business of the Andrade Gutierrez Group. The principal office of AG Telecom is located at Praia de Botafogo nº 300, sala 401 (parte), Botafogo, CEP 22250-040, Rio de Janeiro/RJ, Brazil.

Portugal Telecom is a limited liability holding company organized under the laws of the Portuguese Republic principally engaged, through its subsidiaries, in providing telecommunications services. The principal executive offices of Portugal Telecom are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal.

Bratel Brasil is a corporation organized under the laws of the Federative Republic of Brazil principally engaged, through its subsidiaries, in managing the investment of Portugal Telecom in Oi S.A. The principal executive offices of Bratel Brasil are located at Rua Cubatao, 320, 4th floor, São Paulo, Brazil.

To the knowledge of the Reporting Persons, based solely on information provided by TmarPart, during the last five years, none of the Potential Group Members has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

The information set forth in Item 2 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated February 27, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed with the Securities and Exchange Commission on February 29, 2012 by Jereissati Telecom S.A., EDSP75 Participações S.A. and LF Tel S.A.).

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.6	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.7	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.10 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

Exhibit 99.8	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 4.11 of the Form 20-F of Portugal Telecom, SGPS, S.A. filed on May 6, 2011 (SEC File No. 001-13758)).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2012

Jereissati Telecom S.A.

By:	/s/ Fernando Magalhães Portella
Name: Fernando Magalhães Portella
Title: Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Executive Officer

EDSP75 Participações S.A.

By:	/s/ Shakhaf Wine
Name: Shakhaf Wine
Title: Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Executive Officer

LF TEL S.A.

By:	/s/ Fernando Magalhães Portella
Name: Fernando Magalhães Portella
Title: Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Executive Officer